Exhibit 11.1

Aixtron Aktiengesellschaft

Code of Ethics

This Code of Ethics (this “Code”) applies to the members of the Company’s Supervisory and Executive Boards, the Company’s principal executive officer, principal financial officer, principal accounting officer and controller, and each of the Company’s employees performing similar functions in and outside Germany (collectively, the “Senior Officers”), as well as to other employees of the Company in and outside Germany (collectively with the Senior Officers, the “Covered Individuals”).

The purpose of this Code is to deter wrongdoing and to ensure that all Covered Individuals promote:

(1) honest and ethical conduct, including the ethical handling of conflicts of interest between personal and professional relationships and in circumstances which appear to involve a conflict of interest;

(2) full, fair, accurate, timely and understandable disclosure consistent with all applicable laws and the Company’s internal rules;

(3) compliance with all applicable laws and governmental rules and regulations;

(4) prompt internal reporting of violations of this Code; and

(5) accountability for adherence to this Code.

1. Honest and Ethical Conduct; Conflicts of Interest

Each Covered Individual, in the performance of his duties for the Company and any subsidiary of the Company, assumes personal responsibility to act with integrity. Integrity requires being honest and candid while still maintaining the confidentiality of information where required and adhering to a high standard of business ethics.

Each Covered Individual shall avoid conflicts of interest wherever possible. A “conflict of interest” occurs when a Covered Individual’s personal interest conflicts or interferes with the interests of the Company or would likely conflict or interfere with them. In particular, a conflict of interest exists when a Covered Individual has interests that make it impossible or difficult to perform his or her work objectively and effectively in the interests of the Company. A conflict of interest may also arise when a Covered Individual receives improper personal benefits as a result of his or her position in the Company. Furthermore, a conflict of interest also exists for a Covered Individual when a situation that would present a conflict of interest to him or her involves a family member or close relative.

In the performance of his or her duties, each Covered Individual is expected to consider whether a conflict of interest exists or may arise. If a Covered Individual becomes aware of a conflict of interest or any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest, he or she is required to promptly inform his or her superior or the relevant compliance officer, or, in the case of a member of the Executive

Board, the Chairman of the Audit Committee. The concerned Covered Individual shall take all action necessary and appropriate to resolve the conflict. The same applies to such cases where the Covered Individual becomes aware that due to his or her activity it appears that a conflict of interest may exist.

2. Full, Fair, Accurate, Timely and Understandable Disclosure

Each Covered Individual, to the extent of his or her area of responsibilities, is required to ensure that the financial statements of the Company and its public reports and communications provide full, fair, accurate, timely and understandable disclosure. In this context the Senior Officers are required to establish, maintain and communicate to the other Covered Individuals effective disclosure and control procedures, internal monitoring systems and financial reporting procedures.

To the extent of his or her area of responsibilities, each Covered Individual is expected to be familiar and comply with the disclosure requirements applicable to the Company and the Company’s disclosure controls and procedures to ensure that the Company’s financial reports and other public documents filed with or submitted to regulators comply in all material respects with the applicable laws and regulations, including the U.S. federal securities laws and the rules and regulations promulgated thereunder by the U.S. Securities and Exchange Commission.

3. Compliance with Applicable Laws and Governmental Rules and Regulations

Within his or her area of responsibilities, each Covered Individual shall ensure that the Company complies with all applicable laws, rules and regulations, in particular those relating to accounting and auditing matters.

4. Prompt Internal Reporting of Violations of this Code

Any Covered Individual who becomes aware of any potential violation of this Code is required promptly to notify the compliance officer responsible where the respective Covered Individual is employed. Material violations and violations by members of the Executive Board which are reported to the compliance officer or concerns about the application of this Code shall be reported by the compliance officer to the Executive Board. The Executive Board shall notify the Chairman of the Audit Committee of the Supervisory Board.

To encourage reporting of violations of this Code, the Company shall not retaliate or permit retaliation against any Covered Individual who acted in good faith when making a report or being involved in a violation. In addition, the Company shall designate a “compliance officer” and communicate such designation to all Covered Individuals.

5. Accountability for Adherence to this Code

Each Covered Individual takes personal responsibility to ensure that his or her actions comply with this Code.

The compliance officer is mandated to support the Executive Board, the Audit Committee of the Supervisory Board and the other Senior Officers in monitoring adherence to this Code.

6. Changes and Waivers

Any change to or any waiver of any provision of this Code for a Senior Officer may be made only with the approval of the Supervisory Board. Formal changes or waivers shall be required in the event of any material departure from any provision of this Code. Any such change or waiver relating to a Senior Officer shall be disclosed in the next Annual Report on Form 20-F filed by the Company.